51 Madison Avenue

New York, New York 10010

August 8, 2024

VIA EDGAR

Aaron Brodsky

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Mr. Brodsky:

This letter responds to the comments you provided telephonically on July 23, 2024, regarding the Registrant’s filing on June 13, 2024, of Post-Effective Amendment No. 120 to its registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 126 to its registration statement on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the NYLI Winslow Large Cap Growth ETF, formerly IndexIQ Winslow Large Cap Growth ETF, and NYLI Winslow Focused Large Cap Growth ETF, formerly IndexIQ Winslow Focused Large Cap Growth ETF, each a series of the Registrant (each, a “Fund” and together, the “Funds”). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Prospectus

Comment 1: Please supplementally explain why each Fund is moving away from the semi- transparent structure.

Response: The Funds will be changing from the semi-transparent structure to the fully transparent structure for several reasons. First, the Registrant believes that the change to a fully transparent structure will increase the availability of the Funds to investors in light of limits on the availability of ETFs that use the semi-transparent structure on certain broker-dealer and other third-party investment platforms. Second, the Registrant believes that, at this time and under currently available structures, both investors and liquidity providers are more familiar with, and have a preference for, the fully transparent ETF structure. Additionally, the Registrant, together with the Funds’ Advisor and Subadvisor, do not believe that the specific attributes of the semi-transparent structure, compared with the fully transparent structure, including that portfolio holdings are not disclosed on a daily basis, are necessary for the Funds in light of their investment strategies and operations.

Comment 2: Please supplementally confirm that each Fund will comply will Rule 6c-11.

Response: The Registrant confirms that each Fund will comply with Rule 6c-11.

Comment 3: For each Fund in the section entitled “Principal Investment Strategies”, please revise the sentence “Under normal circumstances, the Fund invests at least 80% of its net assets in large capitalization companies, which are companies having a market capitalization in excess of $4 billion at the time of purchase”, to add “plus borrowings for investment purposes” after “80% of its net assets”.

Response: The requested change has been made.

Comment 4: For each Fund in the section entitled “Principal Investment Strategies—Investment Process”, please disclose how the Fund defines the “the average stock ETF or mutual fund.”

Response: The Registrant defines “the average stock ETF or mutual fund” as the median fund based on performance taking into account the entire U.S. equity ETF and mutual fund universe. The Registrant believes the existing disclosure is clear and in plain English and additional disclosure is not necessary.

Comment 5: For each Fund in the section entitled “Performance Information”, please provide any performance information omitted from the initial filing.

Response: The requested change has been made.

Comment 6: For each Fund in the section entitled “Performance Information”, please provide the Fund’s highest and lowest return for a quarter separately from the “Average Annual Total Returns” table.

Response: The requested change has been made.

Comment 7: For the NYLI Winslow Focused Large Cap Fund, please disclose what the term “Focused” means in the Fund’s name and how that term is part of its principal investment strategy.

Response: The requested disclosure is currently provided in the Fund’s prospectus. The term “Focused” is included in the Fund’s name in light of the Fund’s strategy to invest in a limited number of issuers and hold a core position of between 25 and 35 securities. The Fund currently discloses this strategy in the first paragraph of the Fund’s “Principal Investment Strategies” section:

The Fund will normally invest in a limited number of issuers and hold a core position of between 25 and 35 securities, although the number of securities held by the Fund may occasionally exceed this range at times.

Comment 8: For the NYLI Winslow Focused Large Cap Fund, in the section entitled “Principal Risks”, the “Focused Investment Risk” disclosure states that “To the extent that the Fund invests a large percentage of its assets in securities of issuers within the same industry, group of industries, sector… an adverse economic, market, political or regulatory development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified.” The Staff notes that the Fund does not have a fundamental policy to concentrate in any industry or group of industries. Please reconcile and revise the disclosures as necessary.

Response: Although the Fund does not have a policy to concentrate in an industry or group of industries, the Fund may have material investments in an industry or group of industries. Any such investments would be consistent with the Fund’s policy to not concentrate and would be limited to less than 25% of the Fund’s total assets. However, these investments could still have a material impact on the Fund’s performance and risks. As a result, the Registrant believes that the Fund’s existing disclosure is not inconsistent with its investment policy and properly reflects the potential risks of the Fund.

Statement of Additional Information

Comment 9: Please supplementally explain (i) when the Funds’ advisory contract was assigned to New York Life Investment Management LLC; (ii) whether the Funds have been operating under an interim advisory contract pursuant to Rule 15a-4; and (iii) why a proxy seeking shareholder approval of the new advisory contract has not been filed.

Response: New York Life Investment Management LLC (NYLIM) will become the investment advisor to the Funds on August 28, 2024 (the “Effective Date”). The transition of the Fund’s investment advisory agreement from IndexIQ Advisors LLC, the Fund’s current advisor, to NYLIM is not an assignment for purposes of section 15(a)(4) of the 1940 Act or section 205(a) of the Investment Advisers Act of 1940 (the “Advisers Act of 1940”). IndexIQ Advisors LLC will continue to serve as investment advisor until the Effective Date and there is no need for an interim advisory contract. Because the transition of the investment advisory agreement from IndexIQ Advisors LLC to NYLIM is not an assignment for purposes of section 15(a)(4) of the 1940 Act and section 205(a) of the Advisers Act of 1940, shareholder approval is not required.

Comment 10: With respect to each Fund’s fundamental policy regarding concentration, please disclose that the Fund will consider the investments held by any affiliated or unaffiliated underlying funds for purposes of determining compliance with the policy.

Response: With respect to each Fund's fundamental policy regarding concentration, each Fund has adopted a policy that it will not invest 25% or more of its assets in an underlying investment company that has a policy to concentrate in an industry or group of industries. Each Fund currently discloses this policy as part of its concentration policy in the Statement of Additional Information:

The Fund will not invest 25% or more of its total assets in any investment company that so concentrates.

Comment 11: In the disclosure about the Funds’ policies and procedures regarding the disclosure of portfolio holdings, disclose any requirement that the information be kept confidential or prohibitions on trading based on the information as required by Item 16(f)(ii) of Form N-1A.

Response: The requested change has been made.

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If you have any questions or comments in connection with the foregoing, please contact Matthew Curtin at (212) 576.7634 or mcurtin@indexiq.com; Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com; or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Barry Pershkow, Esq., Chapman and Cutler LLP Richard Coyle, Esq., Chapman and Cutler LLP

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